SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
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                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                         Amendment No. 1
                           Lucor, Inc.
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                         (Name of Issuer)


            Class A Common Stock, par value $.01 per share
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                   (Title of Class of Securities)

                             0-25164
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                          (CUSIP Number)

                        D. Fredrico Fazio
             633 South Andrews Boulevard, 5th Floor
                 Fort Lauderdale, Florida 33301
                   Telephone: (954) 463-0585
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    (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications)

                        January 31, 2001*
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     (Date of Event which Requires Filing of this Statement)
                   *See Item 4 for discussion

      If  the  filing person has previously filed a statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [ ]

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 0-25164

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          D. Fredrico Fazio -  Social Security No. ###-##-####

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]

          (b) [ ]

   3      SEC USE ONLY

   4      SOURCE OF FUNDS

          PF

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States


 NUMBER OF              7    SOLE VOTING POWER
  SHARES                     302,659 shares - 13.0%

BENEFICIALLY            8    SHARED VOTING POWER
  OWNED BY                   302,659 shares - 13.0%

  EACH                  9    SOLE DISPOSITIVE POWER
REPORTING                    302,659 shares - 13.0%

PERSON WITH            10    SHARED DISPOSITIVE POWER
                             Not applicable

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          302,159 shares

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.0%

   14     TYPE OF REPORTING PERSON
          IN

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     The  following  items are an amendment  to  the  information included in the Schedule 13D (the "Original Schedule 13D") dated January 31, 2001 filed by Mr. D. Fredrico Fazio with respect to the Class A Common Stock (the "Class A Stock") of the issuer, Lucor, Inc. (the "Company). Certain capitalized terms used below and not defined have the meanings given them in the Original
Schedule 13D.

Item 4.  Purpose of Transaction

     Immediately prior to the initial public offering of the Class A Stock in November 1994, Mr. Fazio owned approximately 12.77% of the then outstanding shares of such class (approximately 200,159 shares). Since such time, his holdings have increased to approximately 13.00% of the outstanding shares of such class (approximately 302,659 shares). Attached is a chronology of holdings during this period. Although disclosed in required filings under Section 16 of the Act and the Company's proxy filings, no filings pursuant to Section 13(d) were made by Mr. Fazio in connection with these acquisitions of beneficial ownership. When the filing requirements of Section 13(d) were brought to their attention, Mr. Fazio filed the Original
Schedule 13D, with January 31, 2001 being established as the date of event for the filing to provide the most current information on his holdings.

     Mr. D. Fredrico Fazio holds his shares of the Class A Common
Stock for investment purposes, and will continue to accumulate or dispose of such stock as he deems appropriate for such purpose.

      Except as set forth above, Mr. D. Fredrico Fazio does not have any plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.

Item 7.  Material to Be Filed as Exhibits

      Attached Exhibit A is a chronology of the beneficial acquisitions and dispositions of Class A Stock for Mr. Fazio since public registration of such stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 13, 2001



                              By: /s/ D. Fredrico Fazio
                                  ____________________
                                   D. Fredrico Fazio

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